UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 001-10533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIO TINTO AMERICA INC. 401(K) SAVINGS AND INVESTMENT PARTNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
December 31, 2010 and 2009
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Assets Available for Benefits	2

Statement of Changes in Assets Available for Benefits	3

Notes to Financial Statements	4 – 23

Supplemental Schedules*

Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)	24

Schedule H, Part IV, Line 4a –
Delinquent Participant Contributions	25

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Rio Tinto America Inc. 401(k) Savings and Investment Partnership Plan

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Rio Tinto America Inc. Benefits Governance Committee
Rio Tinto America Inc. 401(k) Savings and Investment Partership Plan

We have audited the accompanying statements of assets available for benefits of the Rio Tinto America Inc. 401(k) Savings and Investment Partnership Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Rio Tinto America Inc. 401(k) Savings and Investment Partnership Plan as of December 31, 2010 and 2009, and the changes in assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2010, and supplemental schedule H, line 4a – Schedule of Delinquent Participant Contributions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC

Salt Lake City, Utah
June 29, 2011

1

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
   Statements of Assets Available for Benefits

As of December 31,

	2010	2009
Assets

Investments, at fair value:
Plan interest in the Rio Tinto America Inc.
Savings Plan Trust	$458,913,084	$-
Investments at fair value	-	470,349,609

Total investments	458,913,084	470,349,609

Receivables:
Participants contributions	-	325,943
Employer contributions	285,529	370,244
Notes receivable from participants	5,745,316	10,000,661

Total receivables	6,030,845	10,696,848

Assets available for benefits, at fair value	464,943,929	481,046,457

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	21,047	4,987,707

Assets available for benefits	$464,964,976	$486,034,164

See accompanying notes to financial statements.	2

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2010

Additions to assets attributed to:
Investment income	$52,725,618

Contributions:
Participants	14,290,650
Employer	15,329,202

Total contributions	29,619,852

Transfers:
From the U.S. Borax Inc. 401(k) Savings and Retirement
Contribution Plan for Represented Hourly Employees	920
From the Kennecott Utah Copper 401(k) Savings Plan
for Represented Hourly Employees	353,262

Total transfers	354,182

Total additions	82,699,652

Deductions from assets attributed to:
Benefits paid to participants	103,679,975
Administrative expenses	88,865

Total deductions	103,768,840

Net decrease in assets available for benefits	(21,069,188)

Assets available for benefits:
Beginning of the year	486,034,164

End of the year	$464,964,976

See accompanying notes to financial statements.	3

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements

1.	Description of the Plan
The following brief description of the Rio Tinto America Inc. 401(k) Savings and Investment Partnership Plan (the Plan) is provided for general information purposes only.  Participants and other financial statement users should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering (1) all non-represented employees of Rio Tinto America Inc. and its affiliates (collectively, the Company or the Employer), as defined in the Plan document, and (2) employees covered by a collective bargaining agreement that provides for Plan participation.  All eligible full-time employees of the Company can participate in the Plan immediately upon employment.  Temporary and part-time employees are eligible after completing 1,000 hours of service during a 12-month period.  Rio Tinto America Inc. is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent).  The Plan was created effective January 1, 2003, by a merger of the Kennecott Savings and Investment Plan, the U.S. Borax Inc. Thrift Plan for Salaried Employees, and the Luzenac America Inc. Investment Savings Plan.  The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

As of August 2, 2010, all of the Plan’s investments were transferred into the Rio Tinto America Inc. Savings Plan Trust (the Master Trust).

Contributions
Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount not less than 1% and not more than 50% of their eligible compensation on a before-tax basis through payroll deductions.  Contributions are limited by the IRC, which established a maximum contribution of $16,500 ($22,000 for participants over age 50) for the year ended December 31, 2010.  Participants may also elect to make an after-tax contribution not less than 1% and not more than 50% of their eligible compensation.  Total before-tax and after-tax contributions cannot exceed 50% of each participant’s eligible compensation.  Participant contributions are recorded in the period during which the amounts are withheld from participant earnings.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

4

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

1.	Description of the Plan Continued
Company Matching
The Company matches participants’ contributions to the Plan at 100%, up to the first 6% of their eligible compensation, for all locations other than the represented hourly employees of Luzenac America Inc.  Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon.

Investment Partnership Plan
Effective April 1, 2007 for new participants in the Plan (including new hires, rehires, and transfers) and October 1, 2007 for current electing employees, the Company contributes 6% of eligible compensation (which includes ½ of compensation earned under a short-term bonus program) up to the Social Security Wage Base ($106,800 for 2010) and 11.7% of eligible compensation over the Social Security Wage Base. For communication purposes, the Company refers to this Company contribution as the Investment Partnership Plan (IPP).  To be eligible for the IPP, current employees as of March 31, 2007, were required to elect not to continue to be credited with future benefit service under the Company-sponsored defined benefit pension plan, the Rio Tinto America Inc. Retirement Plan. Participants are not required to contribute to the Plan to receive IPP contributions. Participants are vested in IPP contributions based upon the following schedule:

Completed Years of Vesting Service	Vested %

One year	33.33%
Two years	66.67%
Three years	100.00%

Effective November 20, 2009, as a result of the initial public offering (IPO) of Cloud Peak Energy stock, the affected participants who terminated employment with the Company were 100% vested in the Company IPP contributions.

Effective October 1, 2009, as a result of the sale of the Jacobs Ranch Mine including Jacobs Ranch Coal LLC by Rio Tinto Sage LLC, the affected participants who terminated employment with the Company were 100% vested in the Company IPP contributions.

5

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

1.	Description of the Plan Continued	Company Matching – Continued The Company matches the participants’ contributions to the Plan for the represented hourly employees of Luzenac America, Inc., based on the following:
●
Hourly employees of Luzenac America, Inc. at the Three Forks Mill who are represented by the United Cement, Lime, Gypsum and Allied Workers Division of the Boilermakers Union (Local Union D-239) who made contributions after August 1, 2006 through July 31, 2010 receive a match of 65%, up to the first 6% of eligible compensation, those who made contributions after August 1, 2010 receive a match of 75%, up to the first 6% of eligible compensation; and

●
Hourly employees of Luzenac America, Inc. at the Windsor Mine who are represented by the United Cement, Lime, Gypsum and Allied Workers’ Division of the International Brotherhood of Boilermakers (Local Lodge No. D449)

	(a)	who made contributions after May 12, 2004 and prior to May 12, 2006 received a match of 40%, up to the first 6% of eligible compensation; and
	(b)	who made contributions on or after May 12, 2006 received a match of 45% up to the first 6% of eligible compensation.

Three Forks Investment Partnership Plan
Effective August 1, 2010 for new participants in the Plan (including new hires, rehires, and transfers), the Company contributes 4% of eligible compensation (which generally excludes base pay). For communication purposes, the company refers to this Company contribution as the Three Forks Investment Partnership Plan. Participants are not required to contribute to the Plan to receive the Three Forks IPP contributions. Participants are vested in the Three Forks IPP contributions based on the following schedule:

Completed Years of Service	Vested %
1	20%
2	40%
3	60%
4	80%
5	100%

The represented hourly employees of Luzenac America, Inc. at the Windsor Mine are not eligible for the IPP Company contributions.  Matching contributions are recorded on the date the related participant contributions are withheld.

6

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

1.	Description of the Plan Continued
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, Company’s IPP contributions (if applicable), and an allocation of the Master Trust’s earnings, and is charged with withdrawals and an allocation of the Master Trust’s losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments
Participants direct the investment of their contributions, Company matching contributions, and Company’s IPP contributions (if applicable) into various investment options offered by the Plan.  Investment options include mutual funds, common stock of the Parent in the form of an unitized fund with American Depository Receipts (ADRs), and a stable value fund consisting of a money market fund, and synthetic guaranteed investment contracts.

Payment of Benefits
On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive a lump-sum distribution or annual, semi-annual, quarterly or monthly installments in an amount equal to the value of the participants’ vested interests in their accounts.  Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

Transfers
Certain U.S. Subsidiaries of Rio Tinto plc also sponsor other 401(k) plans that cover represented employees.  If employees are changed from represented to non-represented status during the year, their account balances are transferred within the Master Trust from those represented plan’s allocated investments to this Plan’s allocated investments.  For the year ended December 31, 2010, transfers into the Plan totaled $354,182.  For the year ended December 31, 2010, transfers from investments allocated to the U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees totaled $920 and transfers from investments allocated to the Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees totaled $353,262.

7

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

1.	Description of the Plan Continued
Forfeited Accounts
Terminated participant non-vested account balances of the IPP are allocated to the forfeiture account.  During the year ended December 31, 2010, $88,865 in forfeitures were used to pay expenses of the Plan.  Forfeitures were $140,390 for the year ended December 31, 2010. Interest and dividends attributable to the forfeitures were $9,663 for the year ended December 31, 2010. As of December 31, 2010 and 2009, the balance in the forfeiture account was $748,934 and $687,746, respectively.

2.	Summary of Significant Accounting Policies	Basis of Presentation The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of assets available for benefits present the fair value of the Plan’s interest in the Master Trust, as well as the adjustment of the Plan’s interest in the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in assets available for benefits are prepared on a contract value basis.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements.  Accordingly, actual results could differ from those estimates.

8

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

2.	Summary of Significant Accounting Policies Continued
Risks and Uncertainties
The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

Master Trust
The Master Trust was established July 12, 2010, to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Inc. (and its subsidiaries).  Investments and the income of the Master Trust are allocated to participating plans based on each plan’s participation in investment options within the Master Trust.

Investment Valuation and Income Recognition
The Master Trust holds investments in various securities, funds and fully benefit-responsive investment contracts. These investments are valued at fair value.

The Master Trust’s investments in mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Master Trust at year end.  The Master Trust’s investments in common stock are stated at fair value based on quoted market prices.  Common collective trusts are valued at the asset value per unit as determined by each common collective trust as of the valuation date.  The fair value of the Master Trust’s interest in the Dwight Stable Value Fund (see detail of investments included in this fund in Note 4) is generally based upon the per-share net asset values of the underlying securities.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

The investment income from the Master Trust, which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments, is presented in the Statement of Changes in Assets Available for Benefits of the Plan, and totaled $62,616,649 for the year ended December 31, 2010 (see Note 5).

9

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

2.	Summary of Significant Accounting	Payments of Benefits Benefits are recorded when paid by the Plan.
Policies Continued
Administrative Expenses
The Company pays the majority of costs and expenses incurred in administering the Plan.  The Company provides accounting and other services for the Plan at no cost to the Plan.

The Master Trust has several fund managers that manage the investments held by the Plan.  Fees for investment fund management services are included as a reduction of the return earned on each fund.  In addition, during the year ended December 31, 2010, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

Participant Loans
Participants may borrow from the Plan up to a maximum of $50,000 or 50% of their account balances, whichever is less.  Each loan is secured by the balance in the participant’s account and bears interest at a rate commensurate with prevailing rates at the time funds are borrowed, as determined by the Plan Administrator.  Loans originated during the year ended December 31, 2010, have interest rates set at prime plus one percent.  A general-purpose loan must be repaid within 5 years.  A loan for a primary residence must be repaid within 20 years.  Principal and interest are paid ratably through payroll deductions.
In accordance with the applicable accounting standards, loans to participants have been retrospectively classified separate of investments as a receivable. This change is reflected throughout this document. Loans to participants represent unpaid principal balance plus any accrued but unpaid interest.

10

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

3.	Recent Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820-10 to clarify certain existing fair value disclosures, to add new disclosure requirements for Levels 1 and 2, and to separate disclosures for purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 was effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. Other than requiring additional disclosures, the adoption of ASU 2010-06 did not have a material effect on the Plan’s financial statements.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting - Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants in the statement of assets available for benefits. Previously, loans to participants were required to be measured at their fair values and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The adoption of ASU 2010-25 did not change the reported amounts of participant loans from the amounts previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009. Other than the reclassification requirements, the adoption of ASU 2010-25 did not have an effect on the Plan’s financial statements.

11

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

4.	Fully Benefit- Responsive Investment Contracts
The Master Trust’s investments include the Dwight Stable Value Fund.  The Dwight Stable Value Fund is invested in the following:

● A money market fund (Government Short-Term Investment Fund);
● Fully benefit-responsive synthetic guaranteed investment contracts  (GICs) as follows:
a. Dwight Managed Target 2, no specified maturity date, 1.22%; and
b. Dwight Managed Target 2, no specified maturity date, 1.83%;

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party, which are secured by underlying assets.  The Master Trust’s wrap contracts have credit ratings ranging from AA+ to AAA.  The assets underlying the wrap contracts include diversified bond portfolios.  These bond portfolios include investments in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuing third-party, as defined in the contract agreement, but cannot be less than zero. The contract or crediting interest rates for the synthetic GICs are typically reset quarterly and are based on capital market developments, the performance of the assets backing the contract, and the expected and actual contributions and withdrawals of all of the plans participating in the contract.  These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund.  Realized and unrealized gains and losses are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Additional inputs used to determine the crediting interest rates include each contract’s portfolio market value, current yield-to-date maturity, duration, and fair value relative to contract value.

12

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

4.	Fully Benefit- Responsive Investment Contracts Continued
The fair value of the investment contracts relative to the contract value are reflected in the Statements of Assets Available for Benefits as “adjustment from fair value to contract value for fully benefit-responsive investment contracts” (adjustment).

If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. An adjustment is reflected in the Plan’s Statements of Assets Available for Benefits as of December 31, 2010 and 2009 in the amount of $21,047 and $4,987,707, respectively.

These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts.  Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the Company or other Company events (for example, divestiture or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, as amended.  With the exception of announced efforts on the part of the Company to market the sale of certain subsidiaries, the Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.  The contracts provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, may be paid at other than contract value.

13

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

4.	Fully Benefit- Responsive Investment Contracts Continued
Absent the events described in the preceding paragraph, the guaranteed investment contracts do not permit the issuers to terminate the synthetic agreements prior to the scheduled maturity dates.

Plan Participants who were impacted by the Cloud Peak IPO and divested interests in the Dwight Stable Value Fund (the “SVF”) were subject to a market value adjustment.  This is largely attributable to the extraordinary market conditions which have existed over the last year or so.  Per the SVF agreement, when portions of the SVF were early liquidated to pay benefits as a result of the IPO transaction, and the market value of the SVF was less than its book value. Participants who liquidated their investment in the SVF received a benefit distribution from the Plan at market value (as determined from time to time) instead of book value.

Average duration for all investment contracts was 1.04 and 3.09 years as of December 31, 2010 and 2009, respectively.  Average yield data for all fully benefit-responsive investment contracts for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Average Yields:

Based on actual earnings	0.82%	3.35%
Based on interest rate credited to participants	0.82%	2.52%

5.	Plan Interest In Master Trust
The Plan’s investments are combined with the investments of the Master Trust to maximize administrative efficiencies. Each participating plan has an interest in the Master Trust. Investment income, investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based upon the average daily balances. The Plan’s interest in the Master Trust was 83.5% as of December 31, 2010. As of December 31, 2010, the Plan’s investment assets were held in a trust account at State Street Corporation (State Street) (the Trustee) and consisted of an interest in the Master Trust.  The Master Trust also includes the investment assets of the following retirement plans:

●Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees
●U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

14

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

5.	Plan Interest In Master Trust Continued
The Master Trust assets, at fair value, are detailed below. Investments that represent 5% or more of the total assets are shown separately. The Master Trust was composed of the following investments at December 31, 2010:

Assets of the Dwight Stable
Value Fund:
Government Short-Term Investment Funds	$79,427,324
State Street Bank & Trust
Synthetic GICs	31,969,165
Monumental Life Insurance
Company Synthetic GICs	45,946,453

Total Dwight Stable Value Fund Assets	157,342,942

Mutual Funds *	69,824,097
Rio Tinto Common Stock	67,720,026
Dodge and Cox Stock Fund	56,856,891
Pimco Total Return Fund	56,660,424
Harbor Capital Appreciation Fund	40,923,329
State Street Bank and Trust Company S&P 500
Flagship Securities Lending Series C Fund	37,664,113
Artisan Mid Cap Fund	32,542,277
American Funds Europacific Growth	29,902,790

Total investments	$549,436,889

*Amount consist of individual investments that do not represent 5% or more of total assets of the Master Trust.
Investments that represent 5% or more of the total assets as of December 31, 2009, are shown separately in note 8.

15

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

5.	Plan Interest In Master Trust Continued	The net investment income of the Master Trust for the period from August 2, 2010 through December 31, 2010, is summarized as follows:

	Dividends	Net Appreciation	Total

Mutual Funds	$1,288,928	$33,330,440	$34,619,368
Stable Value Fund	-	849,249	849,249
Rio Tinto Common Stock	448,673	19,338,999	19,787,672
Common Collective Trusts	-	4,974,842	4,974,842

	$1,737,601	$58,493,530	$60,231,131

The net investment income of the Plan for the period from January 1, 2010 through August 1, 2010, is summarized as follows:

	Dividends	Net Appreciation (Depreciation)	Total

Mutual Funds	$1,220,135	$839,107	$2,059,242
Stable Value Fund	-	906,425	906,425
Rio Tinto Common Stock	384,064	(1,195,231)	(811,167)
Common Collective Trusts	-	47,940	47,940

Total	$1,604,199	$598,241	$2,202,440

6.	Party-in- Interest Transactions
Certain Master Trust investments are managed by State Street, the Trustee; therefore, these transactions are exempt party-in-interest transactions.  Transaction fees paid by the Master Trust or Plan for investment management services were included as a reduction of the return earned on each fund.

Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the Parent of the Company.  As of December 31, 2010, the Master Trust held $67,720,026 of the common stock of Rio Tinto plc which includes 947,077 units.  During the year ended December 31, 2010, the Plan and the Master Trust recorded dividend income of $933,094 related to the common stock of Rio Tinto plc.

16

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

6.	Party-in- Interest Transactions Continued
As of December 31, 2009, the Plan held $47,695,057 of the common stock of Rio Tinto plc which included 221,436 shares.  During the year ended December 31, 2009, the Plan recorded dividend income of $5,406,833 related to these shares.

7.	Global Securities Lending Program
The Master Trust participates in the State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund (the Fund), a common collective trust.  The Fund invests in certain collective investment funds that participate in the State Street Global Securities Lending Program (Lending Funds).  Under the State Street Global Securities Lending Program, securities held by Lending Funds are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the Borrowers).  The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the fair value of the loaned securities.  The Borrowers are required to maintain the collateral at not less than 100% of the fair value of the loaned securities.  Cash collateral provided by the Borrowers may be invested in State Street Bank and Trust Company Collateral Funds (Cash Collateral Funds).  The Lending Funds invested cash provided by the Borrowers into the State Street Bank and Trust Company Quality Trust for SSgA Funds.

Risks and Indemnification
State Street Bank, as lending agent, indemnifies Lending Funds for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan.  Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

Withdrawal Safeguards
From time to time, the Trustee of the Lending Funds may exercise its rights in order to protect all participants in the State Street Bank securities lending funds.  In an effort to better ensure safety of principal and better maintain adequate liquidity, as well as achieve favorable returns for all securities lending program participants, State Street Bank has temporarily implemented withdrawal safeguards on full or partial redemptions from certain securities lending funds.

17

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

7.	Global Securities Lending Program Continued
The objective of these withdrawal safeguards is to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants.  These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds.  Ordinary course activity also may include periodic participant rebalancing of their investment portfolio between Lending Funds and other State Street Bank collective investment funds.  Requests for redemptions above these withdrawal safeguards may result in proceeds consisting of cash, units of other State Street Bank collective investment funds, units of Cash Collateral Funds that will be converted into units of a liquidating trust, or a combination thereof.  The Trustee continues to monitor market conditions and evaluates the need for withdrawal safeguards, as appropriate.

Investment in Cash Collateral Fund Valuation
Management of the Lending Funds regularly reviews the performance of the Cash Collateral Funds and the variation between their per unit fair values and $1.00.  The Cash Collateral Funds primarily utilize quotations from independent pricing services, quotations from bond dealers and information with respect to bond and note transactions (pricing service information) to determine the fair value of its investments.  Such pricing service information may also consist of quotations derived from valuation models or matrix pricing.  As of December 31, 2010, the per unit fair value was $1.00 for the State Street Bank and Trust Company Quality Trust for SSgA Funds.

For the purposes of determining transaction price for issuances and redemptions of Lending Fund units, management of the Lending Funds also evaluates additional inputs to the fair value of the Lending Funds’ investments in the Cash Collateral Funds, including among other things current market conditions, credit quality, liquidity of the Cash Collateral Funds and the assessed probability of incurring a realized loss on Cash Collateral Fund Assets.  Additionally, management of the Lending Funds evaluates the qualitative aspects of the State Street Global Securities Lending Program, including the historical performance of State Street Bank as lending agent, the Cash Collateral Funds’ investment strategy and past performance, and the expected continuing transactions price of the Cash Collateral Funds at $1.00 per unit.

18

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

7.	Global Securities Lending Program Continued
Accordingly, for purposes of calculating the transaction price of the Lending Funds, management of the Lending Funds has valued its investments in Cash Collateral Funds at their per unit transaction price of $1.00.  Management of the Lending Funds will continue to review the Lending Funds participation in the State Street Global Securities Lending Program, including the appropriateness of the fair value of the Lending Funds’ investments in the Cash Collateral Funds at $1.00 per unit for transaction purposes or, alternatively, at a lower per unit fair value.

8.	Investments	The Plan’s investments, stated at fair value, that represented five percent or more of the Plan’s assets available for benefits as of December 31, 2009 are as follows:

Assets of the Dwight Stable
Value Fund:
TBC Pooled Employee
Daily Liquidity Fund	$282
Monumental Life Insurance
Company Synthetic GICs	63,239,352
State Street Bank Synthetic
GICs	49,254,847
SEI Stable Asset Fund	24,551,527

137,046,008

Dodge and Cox Stock Fund	51,259,273
PIMCO Total Return Fund	49,965,507
State Street Bank and Trust
Company S&P 500 Flagship
Securities Lending Series C Fund	34,015,439
Harbor Capital Appreciation Fund	37,112,488
American Funds Europacific Growth	28,177,501
Rio Tinto plc ADRs	47,695,057
Artisan Mid Cap Fund	25,298,771

The Master Trust’s investments, stated at fair value, which represented five percent or more of the Plan’s assets available for benefits as of December 31, 2010, are disclosed in note 5 above.

19

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

8.	Investments Continued
Investments are reported in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

Level 1: Inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

The following table summarizes the assets or liabilities carried by the Master Trust at fair value by fair value hierarchy level, as described above, as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Mutual Funds
Large Cap	$97,780,220	$-	$-	$97,780,220
Mid Cap	44,896,049	-	-	44,896,049
Small Cap	31,754,722	-	-	31,754,722
International	50,984,312	-	-	50,984,312
Blended Investment	4,634,081	-	-	4,634,081
Bond Investments	56,660,424	-	-	56,660,424
Total Mutual Funds	286,709,808	-	-	286,709,808

Common Collective Trusts, Large Cap	-	37,664,113	-	37,664,113

Short Term Investments	79,427,324	-	-	79,427,324
Synthetic Guaranteed Investment Contracts	-	77,915,618	-	77,915,618
Rio Tinto Common Stock	67,720,026	-	-	67,720,026

	$433,857,158	$115,579,731	$-	$549,436,889

20

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

8.	Investments Continued	The following table summarizes the assets or liabilities of the Plan carried at fair value by fair value hierarchy level, as described above, as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Mutual Funds
Large Cap	$88,371,761	$-	$-	$88,371,761
Mid Cap	36,197,790	-	-	36,197,790
Small Cap	26,065,831	-	-	26,065,831
International	48,041,545	-	-	48,041,545
Blended Investment	2,860,806	-	-	2,860,806
Bond Investments	49,965,507	-	-	49,965,507

Total Mutual Funds	251,503,240	-	-	251,503,240

Common Collective Trusts
Large Cap	-	34,015,439	-	34,015,439
Stable Value Fund	-	24,551,527	-	24,551,527

Total Common CollectiveTrusts	-	58,566,966	-	58,566,966

Short Term Investments	90,147	-	-	90,147
Synthetic Guaranteed Investment Contracts	-	112,494,199	-	112,494,199

Rio Tinto Common Stock	47,695,057	-	-	47,695,057

	$299,288,444	$171,061,165	$-	$470,349,609

9.	Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

If the Plan is terminated in accordance with the terms described in the preceding paragraph, each participant’s account shall become fully vested and nonforfeitable and distribution of Plan assets shall be made as directed by the Plan Administrator.

21

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

10.	Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The Plan filed a request to the IRS for a new determination letter on January 31, 2010.

11.	Uncertain Tax Positions
Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities.  Plan management has concluded that as of December 31, 2010, there are no uncertain tax positions that require either recognition or disclosure in the financial statements.  The Plan is subject to routine audits by taxing authorities for tax years for which the applicable statutes of limitations have not expired. There are currently no audits for any tax periods in progress.  Plan management believes it is no longer subject to income tax examinations for years prior to 2007.

12.	Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of assets available for benefits as presented in the financial statements to the Form 5500 as of December 31:

	2010	2009

Assets available for benefits as presented in the financial statements	$464,679,447	$486,034,164

Adjustment from contract value to fair value	(21,047)	(4,987,707)

Assets available for benefits as presented in Form 5500	$464,658,400	$481,046,457

22

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Notes to Financial Statements
Continued

12.	Reconciliation of Financial Statements to Form 5500 Continued	The following is a reconciliation of changes in assets available for benefits reported in the financial statements to the Form 5500 for the year ended December 31, 2010:

Decrease in assets available for benefits reported in the financial statements	$(21,069,188)
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2009	4,987,707
Subtract adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2010	(21,047)

Decrease in assets available for benefits reported in the Form 5500	$(16,102,528)

13.	Subsequent Events
Subsequent to December 31, 2010, the assets held with Dwight Asset Management Group were transferred to Invesco. The Plan Investment Committee decided to change their Asset Management Group from Dwight to Invesco to offer one large pool of funds instead of multiple smaller pools.

Effective April 11, 2011, the following plans were included in the Master Trust as the Rio Tinto Alcan 401(k) Savings Plan for Former Employees:

• Alcan Global Pharmaceutical Packaging Retirement Savings Plan
• Alcan Global Pharmaceutical Packaging Collectively Bargained Retirement Savings Plan

23

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Employer Identification Number:  11-3359689
Plan Number:  002
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2010

(a)					(e)
Party in	(b)	(c)	Number of	(d)	Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

*	Various participants	Participant loans (maturing 2011 to 2030 at interest rates	614	-	$ 5,745,316
ranging from 4.25% to 9.50%)

* Denotes a party-in-interest as defined by ERISA

See accompanying report of independent registered public acounting firm	24

RIO TINTO AMERICA INC. 401(k) SAVINGS
AND INVESTMENT PARTNERSHIP PLAN
Employer Identification Number:  11-3359689
Plan Number:  002
Schedule H, Part IV, Line 4a
Schedule of Delinquent Contributions

December 31, 2010

Payroll	Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions	Corrective Additional Contributions Made by Plan Sponsor
Various dates in 2007	$46,780	$46,780	$37,462
Various dates in 2008	54,698	54,698	43,533
Various dates in 2009	11,798	11,798	1,238
Various dates in 2010	85,001	85,001	5,019
	$198,277	$198,277	$87,252

See accompanying report of independent registered public accounting firm	25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RIO TINTO AMERICA INC. 401(K) SAVINGS AND INVESTMENT PARTNERSHIP PLAN

By:	/s/ Chad Andersen
Name: Chad Andersen
General Manager Human Resources Americas – Rio Tinto Minerals
Rio Tinto America Inc. Benefits Governance Committee

Date: June 29, 2011

26

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

27